ARMOUR Residential REIT, Inc.
3001 Ocean Drive, Suite 201
Vero Beach, Florida 32963
Telephone: (772) 617-4340

March 21, 2018
VIA EDGAR

Wilson K. Lee, Senior Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Dear Mr. Wilson K. Lee:

Re:	ARMOUR Residential REIT, Inc. Form 10-K for Fiscal Year Ended December 31, 2017 Filed February 14, 2018
File No. 001-34766

On behalf of ARMOUR Residential REIT, Inc. (“we”, “our” or the “Company”), set forth below is our response to the comment of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in its letter dated March 8, 2018, relating to the Company’s Form 10-K for the fiscal year ended December 31, 2017, filed February 14, 2018.
For ease of reference, the Staff’s comment is reproduced below in bold and are followed by our corresponding response.
Form 10-K for the Fiscal Year ended December 31, 2017
Financial Statements
Notes to Consolidated Financial Statements
Note 5- Fair Value of Financial Instruments, page F-13

1.
We note that at the beginning of the third quarter 2017, you determined that third party pricing services and or/dealer quotes available for Credit Risk and Non-Agency Securities meet the criteria for Level 2 classification. Please tell us what changed with the third party pricing services and/or dealer quotes in the third quarter of 2017. Your response should identify the specific facts and circumstances that have changed and describe how such changes support your fair value hierarchy categorization.

In response to the Staff’s comment, the Company respectfully submits that we made the decision that the fair value measurement of our Credit Risk and Non-Agency Securities met the criteria for Level 2 classification commencing at the beginning of the third quarter of 2017 as a result of the following:

•
In the first quarter of 2016, the Company commenced investing in Credit Risk and Non-Agency Securities. At this time when we began to invest in these securities the market for these securities was less active and hence there were fewer dealer quotes available and we did not

Wilson K. Lee, Senior Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporation Finance
March 21, 2018

have sufficient access to the models from third party services in order to assess the inputs used to ensure that the quoted prices reflected market values for the securities. As a result, we determined the fair value for the securities based on discounted cash flow estimates prepared by our Portfolio Management group using commercially available and proprietary models and data. We then compared our discounted cash flow results to market intelligence gained from discussions with, and transactions by, other market participants to assess the validity of our results. We estimated the fair value of the securities by estimating the future cash flows for each security and then discounting those cash flows based on our estimates of current market yield for each individual security. Our estimates for future cash flows and current market yields incorporated such factors as collateral type, bond structure and priority of payments, coupons, prepayment speeds, defaults, delinquencies and severities. As a result, we classified the securities as Level 3 in the fair value hierarchy.

•
During 2016 and the first half of 2017, we compared our estimates of fair value of our Credit Risk and Non-Agency Securities as calculated above with valuations obtained from third party pricing services, pricing indications received from dealers (dealer quotes) and recent purchase and financing transaction history where available to validate our assumptions of future cash flow and market yield allowing us to improve the calibration of our models.

•
During 2016 and the first half of 2017, the level of activity for the markets for Credit Risk Transfer and Non-Agency Securities we invest in increased significantly and, by the beginning of the third quarter of 2017, we were satisfied that the valuations from the third party pricing services were reflective of market prices and, as a result, fair value for substantially all of our Credit Risk Transfer and Non-Agency Securities.

•	During 2016 and the first half of 2017:

◦	There were a significant number of recent market transactions for Credit Risk and Non-Agency Securities including new issuances.

◦	We determined that valuations for Credit Risk and Non-Agency Securities by third party pricing services were being developed using current information and reflective of market transactions.

◦	The valuations for Credit Risk and Non-Agency Securities no longer varied substantially among issues within a particular class of securities.

◦	There was a significant increase in the liquidity for these securities with more observed transactions and actionable quoted prices based on market activity without significant adjustments required.

◦	There was a narrowing of bid-ask spreads for Credit Risk and Non-Agency Securities which increased the relevance of the valuations from third party pricing services.

◦
We reviewed the disclosures of peer mortgage REITs that also invest in Credit Risk and Non-Agency Securities and noted that they were valuing their similar securities using third party pricing services and /or dealer quotes and classifying them as level 2 securities.

•
During the first half of 2017, we evaluated the valuations prepared by third party pricing services and/or dealer quotes whether it would be appropriate to use these valuations and quotes for our Credit Risk and Non-Agency Securities portfolio. We found those valuations and quotes to be more reliable and reflective of current market prices.

•
Commencing in the third quarter of 2017, we were able to obtain a valuation from third party pricing services and/or dealer quotes for each Credit Risk and Non-Agency Security that we determined were reflective of fair value. As a result, at the beginning of the quarter ended September 30, 2017, we determined that third party pricing services and/or dealer quotes available for Credit Risk and Non-Agency Securities met the criteria for Level 2 classification

Wilson K. Lee, Senior Staff Accountant
Office of Real Estate & Commodities
United States Securities and Exchange Commission Division of Corporation Finance
March 21, 2018

under the fair value hierarchy as defined under Accounting Standards Codification Topic No. 820, “Fair Value Measurement.”

•	We observed Credit Risk and Non-Agency Securities have transacted in the market at prices similar to those valuations from third party pricing services and/or dealer quotes.

•
When using third party pricing services in determining the fair value of our Credit Risk and Non-Agency Securities we assessed whether the prices reflect market participant assumptions and current information and assumptions and inputs that are observable.

•
As the market expanded for Credit Risk and Non-Agency Securities and we considered quoted prices in determining fair value and that beginning in the third quarter of 2017 the quoted prices did not require a significant adjustment when determining fair value.

•
We determined that the methods the third party pricing services and brokers used to determine fair value are based on current information that reflects orderly transactions or valuation techniques that reflect observable market participant assumptions.

* * * * *

Please feel free to contact me at (772)-617-4340 with any comments or questions you may have with respect to our responses.

Very truly yours,
/s/ James R. Mountain
James R. Mountain
Chief Financial Officer

cc: Babette Cooper, Staff Accountant,
United States Securities and Exchange Commission
Bradley D. Houser, Holland & Knight LLP
John Gordon, Deloitte & Touche LLP